Icagen Stockholders Contest Proposed Acquisition Price by Pfizer in Letter to Board

New York, NY, July 28, 2011 – Merlin Nexus and New Leaf Venture Partners (NLV Partners), stockholders in Icagen, Inc. (Nasdaq: ICGN), disclosed today a letter submitted to the Icagen Board contesting the Company’s planned acquisition by Pfizer Inc (NYSE: PFE).  According to a July 20, 2011 press announcement, Pfizer plans to purchase the 8.3 million shares of Icagen stock it already does not own at a price of $6.00 per share, resulting in an aggregate transaction value of approximately $56 million.  Merlin Nexus and NLV Partners “believe the purchase price dramatically undervalues Icagen’s assets and is not in the best interests of all stockholders.”

The letter to the Icagen Board noted that “Icagen has made significant progress in advancing both its own proprietary program ICA-105665, which is expected to soon enter into a phase II clinical trial for epilepsy, and the Pfizer partnership targeting the sodium ion channels for the treatment of pain.”  The pain program is currently focused on PF-05089771, “a selective and potent Nav1.7 targeting compound developed by Icagen and the first of three compounds expected to enter the clinic over the next 12 months.”

The letter continued, “We believe that Nav1.7 is a uniquely interesting target in the multi-billion dollar market for pain therapies based on the inability of families from Northern Pakistan who hold mutations in the SCN9A gene (which encodes the Nav1.7 ion channel) to feel pain.  As quoted from a 2006 paper published in Nature,1 ‘The complete inability to sense pain in an otherwise healthy individual is a very rare phenotype.’

“Data found on the NIH website2 indicate that in late December 2010, Pfizer initiated a phase I single ascending dose study of PF-05089771 that was expected to be completed in March 2011.  While the early data have not been presented, the facts that the trial continues to escalate to higher doses, that Pfizer initiated a second phase I multiple ascending dose trial3 and that Pfizer has entered into a definitive agreement to acquire Icagen all suggest that the data thus far remain very positive.”

The letter concluded, “We believe that the Board should have sought a greater valuation for Icagen and at the present time, we do not intend to tender our shares under the current acquisition terms.  We continue to explore our options, including potentially contacting other stockholders to share our concerns.”

1 Vol 444| 14 December 2006| doi:10.1038/nature05413
2 http://www.clinicaltrials.gov/ct2/show/NCT01259882?term=PF-05089771&rank=2
3 http://www.clinicaltrials.gov/ct2/show/NCT01365637?term=PF-05089771&rank=1

About Merlin Nexus

Merlin Nexus, based in New York, is an investment management company focused on crossover private equity investing in the life sciences industry.  Merlin Nexus invests globally in private and public healthcare companies and manages several crossover private equity funds with capital commitments totaling $200 million.  Our investor base consists of financial institutions, funds of funds, family offices and high net worth individuals.

About NLV Partners

New Leaf Venture Partners is a leader in healthcare technology venture investing.  Our investment professionals bring a unique blend of technological, clinical, and operational experience to our investments.  We work closely with our entrepreneurs to help build successful portfolio companies.  We focus primarily on later-stage biopharmaceutical products, early-stage medical devices, and laboratory infrastructure technologies.

New Leaf currently manages $1.1 billion in assets.  This includes our newest fund, New Leaf Ventures II, L.P., which closed with commitments of $450 million in October 2007, New Leaf Ventures I, L.P. and the healthcare technology portfolio of the Sprout Group, one of the oldest U.S. venture capital fund groups.  For more information please visit http://www.nlvpartners.com

Contacts:

Burns McClellan on behalf of NLV Partners
Justin Jackson, 212-213-0006
jjackson@burnsmc.com